

OFFERING MEMORANDUM

facilitated by



# Spaghetti Shack Tempe LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Spaghetti Shack Tempe LLC |
| State of Organization | AZ |
| Date of Formation | 02/11/2021 |
| Entity Type | Limited Liability Company |
| Street Address | 5326 S Bradley Dr, Tempe AZ, 85283 |
| Website Address | https://www.thespaghettishack.com/ |

### (B) Directors and Officers of the Company

| Key Person | Trainor Linne |
|---|---|
| Position with the Company<br><br>　　　　　　　　　　　　Title<br>　　　　　　　　　　　First Year | <br><br>Partner<br>2021 |
| Other business experience<br>(last three years) | **Staff Consultant** (Engineering System Inc., 9/2021 - Current) - Forensic Engineering Firm, Works in the Civil/Structural practice group, provides engineering consultation and technical input to clients on various projects<br><br>**Founder and Partner** (The Spaghetti Shack, 2/2021 - Current) - Spaghetti and Meatball Restaurant, Founding partner, assists with various tasks and oversees bookkeeping and financial aspects of the business.<br><br>**Project Manager** (Herbert-ABS, 6/2019 - 9/2021) - Marine software company, Managed development of loading computer software for various clients |

| Key Person | Gabriel Peganyee |
|---|---|
| Position with the Company<br><br>              Title<br>        First Year | <br><br>Partner<br>2021 |
| Other business experience<br>(last three years) | **Teaching Fellow** (*BASIS Chandler Primary - North, November 2018 - July 2022*) - charter school aimed at teaching advanced curriculum for grades K-4<br><br>-taught multiple classes including general education, math, and kindergarten movement<br><br>-special education 1-on-1 work<br><br>**Internet Installation Technician** (*Trepic Networks, July 2022 - Present*) - Point to point based internet company for rural areas of Arizona<br><br>-help with installation process and troubleshooting internet issues<br><br>-program dishes to be used for installs<br><br>**Founder and partner** (*The Spaghetti Shack, February 2021 - Present*) - Spaghetti and Meatball restaurant<br><br>-Founder<br><br>-prepared in store and delivery orders<br><br>-prepped for the next day's work<br><br>-completed cleaning tasks at the end of the night<br><br>-Manages human resources |

| Key Person | Joseph Palomarez |
|---|---|
| Position with the Company<br> Title First Year | <br>Managing Partner<br>2021 |
| Other business experience<br>(last three years) | Founder and Managing Partner (The Spaghetti Shack, 2/11/21 - Current) Spaghetti & Meatballs Restaurant, Owner running day to day business<br><br>Home Advisor (Mr. Cooper, 6/2020 - 7/2021) Mortgage Loan Originator and Servicer / Salesperson for loan origination |

| Key Person | Bryce Dobbs |
|---|---|
| Position with the Company<br> Title First Year | <br>Partner<br>2021 |
| Other business experience<br>(last three years) | **Senior Application Consultant** (Q-mation, March 2020 - Current) - Q-mation is an industrial software distributor and consultancy. Bryce is a consultant who recommends, analyzes, and develops industrial application solutions.<br><br>**Founding Partner** (The Spaghetti Shack, February 2021 - Current) - The Spaghetti Shack is a quick-serve pasta restaurant with an emphasis on community and family friendly meals. Bryce is one the restaurant's founders and maintains the company website and helps with various technological tasks. |

| Key Person | Ashleigh Witham |
|---|---|
| Position with the Company<br>Title<br>First Year | Operations Manager<br>2023 |
| Other business experience<br>(last three years) | **First Grade Teacher** (Skyline Education South Phoenix, July 2023-Present) - Elementary school, First Grade Teacher<br><br>**Head of Operations, Partner** (The Spaghetti Shack, July 2022-Present) - Spaghetti & Meatball Restaurant, Head of Operations & Business Partner, manages and creates restaurant operational procedures<br><br>**First Grade Learning Expert Teacher** (BASIS Education, July 2020-July 2022), - Elementary school, First Grade Learning Expert Teacher |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Trainor Linne | 20% |
| Gabriel Peganyee | 20% |
| Joseph Palomarez | 20% |
| Bryce Dobbs | 20% |
| Ashleigh Witham | 20% |

## (D) The Company's Business and Business Plan

Intended Use of Funds

In order to open our Tempe - ASU location, we took out some loans that are causing strain on our cash flow and business operations. We are looking to refinance those loans with investment from our community, and to give ourselves runway to achieve profitablity at all three locations by the end of 2024.

- $75,000 - Refinancing Current Debt

- $49,000 - Runway to Achieve Profitability

Where We Are Today

The Spaghetti Shack is now a multi-unit operation, with 3 locations (two in Tempe and one in Pinetop, AZ). We haven 'taken what we've learned over the last few years and applied it into our next marketing campaign. We've built a brand new menu, featuring a build your own pasta bowl concept. We believe our new menu will help us reach a wider audience, and help us connect better with our new younger clientele at the ASU location!

Who We Are

The Spaghetti Shack was started by five lifelong friends in 2021, with the goal of starting a restaurant brand that is community focused, and community driven. While our concept and our goals have changed over the years, our commitment to being active/engaged members of our community is unwavering. We believe that by supporting those doing good work in our community we can build lasting relationships with other customers, showing we're committed to serving the areas our restaurants are located in.

The Team

Joey Palomarez, Managing Partner

Joey Palomarez is an entrepreneur, restaurateur, community builder and currently serves as the Managing Partner of The Spaghetti Shack. Being a second generation restaurateur, Joey grew up working in his parents' restaurants where he learned the industry and his philosophy on food (community and people first!). With professional experience in both collegiate sports and mortgage sales, Joey turned back to the restaurant industry with his new philosophy and mission.

The new mission: to provide quality food, affordably and quickly, so that his customers can spend less time cooking and doing dishes, and more time with their families or loved ones.

Joey graduated from Arizona State with a degree in Organizational Leadership. Joey oversees the day-to-day operations of the business, with a particular focus on marketing, vision setting, and growing The Spaghetti Shack into a strong brand positioned for long-term success and future franchising

Bryce Dobbs, Partner - Reporting & Technology

Bryce Dobbs is a first time entrepreneur, an industrial software consultant, and a loving husband above all else. He is a part owner of The Spaghetti Shack and helps manage the company website, online accounts, and sales data. Bryce's first experience in the restaurant industry was in college as a pizza delivery driver where he quickly came to appreciate and enjoy the fast paced industry. After receiving his bachelor's degree in Mechanical Engineering from Rose-Hulman Institute of Technology, Bryce started a career that has given him experience in a broad range of manufacturing industries including automotive, structural steel, agricultural, and food and beverage.

Bryce's mission within The Spaghetti Shack is to provide the business with the information it needs to make data driven decisions so that the company can better achieve its goal of providing their customers with quality food at an affordable price in a quick and friendly manner.

Porfy Peganyee, Partner - Human Resources

Gabriel (Porfy) Peganyee is a part owner of The Spaghetti Shack. Porfy graduated from Arizona State University with a Bachelor of Science in Exercise and Wellness. Porfy oversees many tasks concerning employee-employer relations. He is responsible for hiring new employees, as well as getting them onboarded and implementing the company's training protocols for these new hires. He also manages employee wages and runs payroll for all restaurants weekly. He also occasionally works in the restaurant, assuming the same responsibilities of a team member helping the staff. Porfy's experience as an elementary school educator helps him in developing positive relationships with employees and his experience in the restaurant allows him to have a great understanding of the day-to-day operations of the business.

Trainor Linne, Partner - Finances

Trainor Linne is a founder and Partner of The Spaghetti Shack. Trainor is detail oriented and dedicated to fulfilling The Spaghetti Shack's mission of providing affordable, high quality food to it's customers quickly. Trainor takes pride in serving The Spaghetti Shack's community and aims to see The Spaghetti Shack's community grow.

Trainor graduated from Texas A&M University with a degree in Ocean Engineering and currently works for an engineering firm in the Houston, Texas area. He oversees The Spaghetti Shack's bookkeeping and finances on a day to day basis as well helping to assist and guide The Spaghetti Shack on it's path to being a household name.

Our Mission

The Spaghetti Shack makes it our mission to provide quality, affordable food as quickly as possible, so that you can spend less time cooking and spend more time with your loved ones. We are currently serving Tempe and Pinetop-Lakeside, Arizona, and we hope to come to your neighborhood soon!

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $100,000 |
|---|---|
| Offering Deadline | December 15, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $124,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Pay off existing debt | $75,000 | $75,000 |
| Operating capital | $18,250 | $40,630 |
| Mainvest Compensation | $6,750 | $8,370 |
| TOTAL | $100,000 | $124,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| Revenue Percentage[1] | 2.1 - 2.6%[2] |
|---|---|
| Payment Deadline | 2031-12-31 |
| Maximum Payment Multiple[3] <br> - Early Investors <br> - All Other Investors | 1.5 x <br> 1.4 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.13% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.1% and a maximum rate of 2.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $100,000 | 2.1% |
| $106,000 | 2.2% |
| $112,000 | 2.4% |
| $118,000 | 2.5% |
| $124,000 | 2.6% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Trainor Linne | 20% |
| Gabriel Peganyee | 20% |
| Joseph Palomarez | 20% |
| Bryce Dobbs | 20% |
| Ashleigh Witham | 20% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

## (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Square | $6,703 | % | 09/24/2024 | Payment is 15% of daily credit card transactions, expected pay off date Q4 2023 |
| DoorDash | $1,208 | % | | Payment is 15% of daily credit card transactions, expected pay off date Q4 2023 |
| Headway Capital | $41,292 | 53.13% | 03/31/2025 | Line of Credit, $3,389 monthly payments |
| Fundation | $19,000 | % | 03/31/2025 | Semimonthly payments of $693 |
| The Spaghetti Shack Pinetop LLC | $50,000 | % | 10/31/2043 | Debt from Pinetop location aquisition. Payments start in 2033 |

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

The Spaghetti Shack Tempe LLC has been operating since January, 2022 and has since achieved the following milestones:

- Opened location in Tempe, Arizona

- Achieved revenue of $260,000 in 2022.

- Opened a second location in Tempe, Arizona

- Acquired The Spaghetti Shack location in Pinetop-Lakeside, AZ in October, 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Spaghetti Shack Tempe LLC forecasts the following milestones:

- Achieve over $1,000,000 revenue per year by 2028.

Other outstanding debt or equity

As of October 13, 2023, The Spaghetti Shack Tempe LLC has a debt of $68,203 currently outstanding and a cash balance of $9,558. This debt is sourced primarily from Headway Capital and will be senior to any investment raised on Mainvest. In addition to the The Spaghetti Shack Tempe LLC's outstanding debt and the debt raised on Mainvest, The Spaghetti Shack Tempe LLC may require additional funds from alternate sources at a later date.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $745,500 | $856,600 | $931,260 | $1,005,761 | $1,076,164 |
| Cost of Goods Sold | $185,165 | $213,310 | $238,267 | $264,477 | $290,924 |
| Gross Profit | $560,335 | $643,290 | $692,993 | $741,284 | $785,240 |
| EXPENSES |  |  |  |  |  |
| Rent | $37,440 | $39,312 | $41,278 | $43,441 | $45,509 |
| Utilities | $18,439 | $18,992 | $19,562 | $20,149 | $20,753 |
| Salaries | $300,500 | $309,515 | $318,800 | $328,365 | $338,215 |
| Insurance | $8,297 | $8,546 | $8,802 | $9,066 | $9,338 |
| Legal & Professional Fees | $1,360 | $1,400 | $1,443 | $1,486 | $1,530 |
| Advertising | $6,417 | $6,610 | $6,808 | $7,013 | $7,223 |
| Supplies | $10,476 | $10,790 | $11,114 | $11,447 | $11,791 |
| Other | $4,099 | $4,222 | $4,349 | $4,479 | $4,614 |
| Operating Profit | $173,307 | $243,903 | $280,837 | $315,838 | $346,267 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

### (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

### (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

#### Additional Information Included in the Form C

| | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $153,248.00 | $0 |
| Cash & Cash Equivalents | $7,933.00 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $6,309.00 | $0 |
| Long-term Debt | $173,451.00 | $0 |
| Revenues/Sales | $311,524.00 | $0 |
| Cost of Goods Sold | $229,499.00 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $-73,557.00 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V